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                           August 5, 2022

       Ming Zhao
       Chief Executive Officer
       Life Spectacular, Inc.
       7901 4th St. N STE 4916
       St. Petersburg, FL 33702

                                                        Re: Life Spectacular,
Inc.
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed August 3,
2022
                                                            File No. 024-11569

       Dear Ms. Zhao:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dorrie
Yale at 202-551-8776 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Sara Hanks